EXHIBIT 99.3

Execution Copy

Limited Partnership Agreement

Internet Opportunity Entertainment Limited

and

Starnet Systems International Inc.

and

Gwladys Street Limited

and

Bullen Road, LP.

12 October 2004

SCHEDULE 1	31
Existing SSII Licensees	31
SCHEDULE 2	34
Existing IOEL Licensees	34
SCHEDULE 3	36
Transfer of Partnership Interests and Shares between Limited Partners/Shareholders	36
SCHEDULE 4	38
Co-Ownership Post Termination	38

THIS AGREEMENT is made on                                 2004

BETWEEN:

(1)	INTERNET OPPORTUNITY ENTERTAINMENT LIMITED, a company incorporated in Antigua and Barbuda, under company number 12628, whose registered office is at 60 Nevis Street, St. Johns, Antigua (“IOEL”);

(2)	STARNET SYSTEMS INTERNATIONAL INC., a company incorporated in Antigua and Barbuda, under company number 10387, whose registered office is at 60 Nevis Street, St. Johns, Antigua (“SSII”);

(3)	GWLADYS STREET LIMITED, a company incorporated in the Cayman Islands, whose registered office is at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; (“General Partner”); and

(4)	BULLEN ROAD LP., a Cayman Islands exempted limited partnership, whose registered office is at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands (the “Partnership”).

RECITALS

(A)	The partners formed the Partnership, an exempted limited liability partnership incorporated under the laws of the Cayman Islands on 8 October 2004. This agreement constitutes an amendment and restatement of the initial limited partnership agreement entered into on 8 October 2004 and whereby the Partnership was formed.

(B)	IOEL and SSII each hold 50 per cent. of the entire issued share capital of the General Partner, a company incorporated under the laws of the Cayman Islands for the purposes of acting as general partner of the Partnership.

(C)	IOEL and SSII have agreed to enter into this agreement to regulate their joint interests in sthe Partnership which will own the Software and Updated Software and make such Software and Updated Software available for the Purpose (as hereinafter defined) and have agreed that their respective rights as partners, and the business of the Partnership, shall be conducted in accordance with the provisions of this agreement.

(D)	The Partnership is a party to this agreement for the purpose of certain of its provisions. Obligations of the Partnership in this agreement are also obligations of the General Partner in its capacity as general partner of the Partnership.

THE PARTIES AGREE AS FOLLOWS:

1.     DEFINITIONS AND INTERPRETATION

1.1    In this agreement the following words and expressions and abbreviations shall have the following meanings, unless the context otherwise requires:

“Annual Funding Balance” means (i) the Base Amount required to be paid by IOEL to the Partnership in each year of the Initial Period pursuant to clause 3.3 less the amount (if any) paid by the Partnership to NewCan and actually spent by NewCan pursuant to the terms of the Development Services Agreement in each such year up to a maximum of the Base Amount; and (ii) the amount of $US 2,500,000 required to be paid by IOEL to the Partnership in the year immediately following the Initial Period pursuant to clause 3.5 less the amount (if any) paid by the Partnership to NewCan and actually spent by NewCan pursuant to the terms of the Development Services Agreement in that year up to a maximum of $US 2,500,000;

“Articles” means the articles of association of the General Partner in the agreed terms;

“associated company"” means in relation to IOEL or SSII:

(a) any company which is its subsidiary; or

(b) any company of which it is the subsidiary or any other subsidiary of such company;

“business day” means a day (excluding Saturdays and Sundays) on which banks generally are open in London for the transaction of normal banking business;

“Board” means the board of directors of the General Partner;

“Business Intellectual Property” has the meaning given to such term in the Framework Agreement;

“Capital Contribution” means an amount of cash or the specified assets or property set out in clause 5.3 of the Framework Agreement;

“City Code” means the City Code on Takeovers and Mergers;

“company” includes any body corporate;

“Development Plan” means the development plan agreed by SSII and IOEL from time to time setting out, inter alia, aims, strategies and other details in relation to the Purpose;

“Development Services Agreement” means the agreement to be entered into, inter alia, between NewCan and the Partnership in order to implement the Purpose;

“Existing Licence” has the meaning given to it in the Framework Agreement;

“Existing IOEL Licensees” means those persons for whom the IOEL Group operates the websites which are accessible under the domain names set out in schedule 2;

“Existing SSII Licensees” means those persons listed in schedule 1;

“Financial Year” means a period of 12 months and the commencement of such period from time to time shall be as mutually decided by the Limited Partners;

“Framework Agreement ”means the framework agreement dated 6 August 2004 between SB and WG;

“Gross Profits” means the figure resulting from the calculation of the betting revenues generated by a person through its betting website utilising the Business Intellectual Property less (i) the winnings paid out on such bets; (ii) charge backs associated with deposits; (iii) all money transfer, credit and debit card processing fees; (iv) any applicable betting taxes; (v) void bets; (vi) the proportion of the Licence Fee attributable to the relevant revenue; (vii) any commission payable to any website which transferred the relevant customer to the betting website; (viii) free bets; (ix) promotion bonuses; and (x) any betting or gaming tax or equivalent (if any);

“Group” means the General Partner, the Partnership and any Related Person of the Partnership from time to time but excluding for the avoidance of doubt the IOEL Group and the SSII Group;

“Initial Period” means the period commencing on the date of this agreement and ending on the third anniversary of the date of this agreement;

“Indemnified Party” means the General Partner and its directors and officers;

“IOEL Director” means a director of the Board from time to time holding office pursuant to a notice given by the holder(s) of the issued IOEL Shares under clause 6.1;

“IOEL Group” means SB and all its associated companies and each of them;

“"IOEL Licence Agreement" ” has the meaning given to the SB Licence Agreement in the Framework Agreement;

“IOEL Limited Partner” means IOEL and/or such other member(s) of the IOEL Group for the time being registered, pursuant to the terms of this agreement, as holders of the IOEL Partnership Interest;

“IOEL Partnership Interest” means an interest representing 50 per cent. of the entire legal and beneficial interests of the Limited Partners in the Partnership;

“IOEL Shares” means an interest representing 50 per cent. of the ordinary shares in the General Partner;

“Law” means the Exempted Limited Partnership Law (2003) of the Cayman Islands as amended, modified or re-enacted from time to time;

“Licence Fee” means the licence fee which the relevant licensee pays from time to time for any third party software which is used on the relevant betting website;

“Limited Partners” means IOEL and SSII and from time to time such other persons to whom Partnership Interests may have been transferred as permitted by and in accordance with clause 9;

“Material Breach” means a breach which gives rise or is likely, in all reasonable probability, to give rise to a claim in the sum of or greater than US$1 million or a breach which materially impacts on the ability of the Group to carry on its business in the usual course, or any breach of clauses 3.2, 3.3, 3.4, 3.5 or 9, or clauses 3, 4.2 or 4.5 of the Framework Agreement, or clauses 2, 4.2 or 4.4 of the Development Services Agreement;

“NewCan” means Alea Software Limited, a company incorporated under the laws of British Columbia, whose office is at Suite 1700, 666 Burnard Street, Park Place, Vancouver, BC V6C 2X8 (care of Stikeman Elliot LLP);

“New IOEL Licensees” means, other than the Existing SSII Licensees, any new licensees obtained by the IOEL Group from time to time prior to the SSII Group obtaining any of these licensees as New SSII Licensees;

“New SSII Licensees” means, other than the Existing SSII Licensees and the New IOEL Licensees, any new licensees obtained by the SSII Group from time to time during the term of this agreement only;

“Other Limited Partner” means as to any IOEL Limited Partner, any SSII Limited Partner, and as to any SSII Limited Partner, any IOEL Limited Partner;

“Other Shareholder” means as to any IOEL Shareholder, any SSII Shareholder, and as to any SSII Shareholder, any IOEL Shareholder;

“"Partners"” means the Limited Partners and the General Partner;

“Partnership Interests” means the IOEL Partnership Interest and the SSII Partnership Interest;

“Primary Asset Consideration” has the meaning given to such term in the Framework Agreement;

“Purpose” means the function of developing and maintaining the Software and providing Second Level Support in relation to the Software, which Purpose was prior to the date of this agreement carried out by members of the SSII Group and as of the date of this agreement and thereafter from time to time will be carried out by the Partnership and NewCan in accordance with the Summary Development Plan and/or the Development Plan (as the case may be);

“Related Persons” means in relation to any party, its holding companies and the subsidiary undertakings from time to time of such holding company, all of them and each of them as the context admits;

“Register of Partnership Interests” means the register maintained pursuant to section 11 of the Law;

“SB” means Sportingbet plc (No. 03534726), whose registered office is at Transworld House, 82-100 City Road, London EC1Y 2BJ;

“Second Level Support” means the provision of day to day support to first level support providers in relation to the Software and addressing adhoc licensee requirements, including configuration changes, special reports, database queries, minor enhancements, defect resolutions, data changes, release schedules, gaming and system investigations, new customer migration and setup product administration (changing bet limits), graphics customizations, sportsbook re-grading, database scheme changes, payment (efs) gateways and configuration and product releases;

“Senior Management” means such employees of the General Partner as may be designated as senior management by mutual consent of the Shareholders;

“Shareholders” means IOEL and SSII and from time to time such other persons to whom Shares may have been transferred as permitted by and in accordance with clause 9;

“Shares”means the IOEL Shares and the SSII Shares;

“Software” has the meaning given to such term in the Framework Agreement;

“SSII Director” means a director of the Board from time to time holding office pursuant to a notice given by the holder(s) of the issued SSII Shares under clause 6.2;

“SSII Group” means WG and all its associated companies and each of them;

“"SSII Licence Agreement"” has the meaning given to the WG Licence Agreement in the Framework Agreement;

“SSII Limited Partner” means SSII and/or such other member(s) of the SSII Group for the time being registered, pursuant to the terms of this agreement, as holders of the SSII Partnership Interest;

“SSII Shares” means an interest representing 50 per cent. of the ordinary shares in the General Partner;

“SSII Partnership Interest” means an interest representing 50 per cent. of the entire legal and beneficial interests of the Limited Partners in the Partnership;

“Summary”Development Plan has the meaning given to such term in the Framework Agreement;

“Termination Payment” means the sum of US$3 million;

“Transaction Documents”has the meaning given to such term in the Framework Agreement;

“Updated Software” means the Software and the Business Intellectual Property, together with any and all improvements, developments, corrections, patches, workarounds, new releases and updates to such Software and the Business Intellectual Property as at the date of termination of this agreement;

“Warranty”has the meaning given to such term in the Framework Agreement; and

“WG” means World Gaming plc (No. 04094204) whose registered office is at Minerva House, Montague Close, London SE1 9BB.

1.2     In this agreement unless otherwise specified, reference to:

(a)	a “subsidiary undertaking” is to be construed in accordance with section 258 of the Companies Act 1985 and a “subsidiary” or “wholly owned subsidiary” is to be construed in accordance with section 736 of that Act;

(b)	a document in the “agreed terms” is a reference to that document in the form approved and for the purposes of identification signed by or on behalf of each party;

(c)	“includes” and “including” shall mean including without limitation;

(d)	a “party” means a party to this agreement and includes its permitted assignees (if any) and/or the successors in title to that part of its undertaking which includes this agreement;

(e)	a “person” includes any person, individual, company, firm, corporation, government, state or agency of a state or any undertaking (whether or not having separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists);

(f)	a “statute” or any of its provisions is to be construed as a reference to that statute or such provision as the same may have been amended or re-enacted before or after the date of this agreement;

(g)	“clauses”, “paragraphs” or “schedules” are to clauses and paragraphs of and schedules to this agreement;

(h)	“writing” includes any methods of representing words in a legible form (other than writing on an electronic or visual display screen) or other writing in non-transitory form;

(i)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(j)	the time of day is a reference to time in London, England.

1.3    The recitals and schedules form part of the operative provisions of this agreement and references to this agreement shall, unless the context otherwise requires, include references to the recitals and schedules.

The index to and the headings in this agreement are for information only and are to be ignored in construing the same.

2.     THE BUSINESS OF THE PARTNERSHIP

2.1     The Partners agree that the only business of the Partnership shall be:

(a)	the ownership of the Software and Updated Software;

(b)	the licensing of the Software and Updated Software to NewCan for the conduct of the Purpose, and to the SSII Group and the IOEL Group; and

(c)	carrying out its obligations under the Development Services Agreement in relation to the Purpose.

2.2    Immediately upon execution of this agreement, the Partnership, acting by the General Partner, shall execute the Development Services Agreement to engage NewCan to develop and maintain the Software and generally to carry out the Purpose.

3.      FINANCE

3.1     The Limited Partners have made Capital Contributions to the Partnership.

3.2    Until this agreement is terminated and subject to the provisions of clauses 12 and 13, IOEL undertakes to fund (or to procure that a relevant member of the IOEL Group funds) the Partnership to enable it to meet its obligations under the Development Services Agreement and otherwise to meet the Partnership’s operational costs. Funding of the Partnership by IOEL (or a relevant member of the IOEL Group) pursuant to the terms of this agreement shall not in any way affect the share of each parties’ respective Partnership Interest or any rights therein.

3.3    Subject to the provisions of clauses 12 and 13, during the Initial Period only, IOEL undertakes to the Partnership and SSII that it shall pay (or procure the payment by the IOEL Group) to the Partnership on a non-recourse basis of at least US$4.5 million in any Financial Year (increased as necessary to reflect any ordinary course increases in wage costs) (the “Base Amount”)) plus 10 per cent. to ensure that the Partnership has sufficient funds to pay NewCan such sums payable under the Development Services Agreement, such sums to be paid in such instalments over the year as are necessary for this purpose.

3.4    Without prejudice to clause 3.2, if the funding requirements of the Partnership pursuant to the Development Services Agreement in any Financial Year during the Initial Period exceed the Base Amount and exceed any further amount budgeted in the Summary Development Plan or the Development Plan, then IOEL shall have the option, at its sole discretion, to provide the Partnership on a non-recourse basis with such additional funds as shall enable the Partnership to meet its additional funding requirements.

3.5    Subject to the provisions of clauses 12 and 13, in each Financial Year immediately following the Initial Period, IOEL shall continue to fund (or shall procure that a relevant member of the IOEL Group funds) the Partnership as referred to in clause 3.2 but shall have the absolute discretion to determine the amount of funding required by the Partnership PROVIDED THAT in the Financial Year immediately following the Initial Period IOEL shall provide (or shall procure that a relevant member of the IOEL Group provides) the Partnership on a non-recourse basis with not less than US$2.5 million (plus 10 per cent.).

3.6    Subject to the provisions of clauses 7.4, 7.5 and 13, SSII shall not be responsible for any costs, expenses, taxes, charges or any other related liabilities of the Group or NewCan, including any costs incurred in respect of the maintenance of the Software and Business Intellectual Property by the Group or NewCan and the implementation of the Summary Development Plan or, when agreed, the Development Plan. This clause 3.6 is without prejudice to any liability of a member of the SSII Group for breach of Warranties under the Framework Agreement.

3.7    IOEL, the Partnership and the General Partner undertake that the funds provided pursuant to this clause 3 shall be paid to NewCan to enable NewCan to carry out its obligations under the terms of the Development Services Agreement. The General Partner may direct IOEL from time to time to pay (or procure the payment by a relevant member of the IOEL Group of) any funds to be provided pursuant to this clause 3 directly to NewCan, which direct payment to Newcan from time to time shall proportionally discharge the obligations of the IOEL Group under this clause 3.

4.     MANAGEMENT OF THE PARTNERSHIP

4.1    The Limited Partners, the General Partner and the Partnership agree that no Limited Partner has any right to:

(a)	develop, access or otherwise use the assets of the Partnership save on an arm’s length basis; or

(b)	conduct the business or take part in the conduct of the business of the Partnership; or

(c)	use the Partnership name in connection with the Partnership’s business; or

(d)	perform any actions prohibited to limited partners under the Law or the laws of any other jurisdiction where the Partnership conducts business.

4.2    The control, management and operation of the business of the Partnership shall be vested in the General Partner.

4.3    The General Partner shall have the rights, obligations, duties and powers required to be vested in or assumed by a general partner of a limited partnership under the Law. Except as otherwise expressly provided in this agreement (including the provisions of clause 8.1) or applicable law and providing the General Partner does not act contrary to the terms agreed in the Summary Development Plan or, when agreed, the Development Plan, the General Partner shall have the full, exclusive and complete right, power and discretion to operate, manage and control the affairs of the Partnership and make all decisions affecting Partnership affairs as deemed proper, convenient or advisable by the General Partner to carry on the business of the Partnership. Without limiting the generality of the foregoing, all of the Limited Partners hereby specifically agree and consent that the General Partner may on behalf of the Partnership at any time and without notice to or consent from any Limited Partner (except to the extent, provided at clause 8.1, inconsistent with the Summary Development Plan or Development Plan, or otherwise expressly provided in this agreement) do any of the following:

(a)	make and incur expenditures on behalf of and pay expenses, debts and obligations of the Partnership;

(b)	employ and dismiss from employment consultants, custodians of the assets of the Partnership and other agents or representatives;

(c)	sue, prosecute, settle or compromise claims against third parties and compromise, settle or accept judgment in respect of claims, and execute all documents and make all representations, admissions and waivers in connection therewith;

(d)	enter into, execute, amend, supplement, acknowledge and deliver any and all such contracts, agreements or other instruments as the General Partner shall determine to be appropriate in furtherance of the Partnership’s business;

(e)	make all filings required pursuant to sections 9 and 10 of the Law;

(f)	admit an assignee of all or any fraction of a Limited Partner’s Partnership Interest to be a Limited Partner in the Partnership pursuant to and subject to the terms of clause 9; and

(g)	in its sole discretion, place all or a part of Partnership capital in interest-bearing or non-interest bearing bank deposits.

4.4    Third parties dealing with the Partnership may rely conclusively upon any certificate of the General Partner to the effect that it is acting on behalf of the Partnership. The signature of the General Partner shall be sufficient to bind the Partnership in every respect to any agreement or on any document, including, without limitation, agreements made or documents prepared in connection with the acquisition or disposition of any asset on behalf of the Partnership.

5.     MANAGEMENT OF THE GENERAL PARTNER

5.1    Notwithstanding any other provision of the agreement, the Shareholders shall procure that the General Partner does not take any action in relation to matters set out in clause 8.1 without obtaining the prior approval of the Shareholders as set out in clause 8.1.

5.2    Notwithstanding any other provision of this agreement, the Shareholders and the General Partner agree that the IOEL Shareholder (acting by the IOEL Directors) shall be entitled to direct the manner in which the day to day operations and business of the General Partner is or are carried out provided that such operations are in all material respects consistent with the Summary Development Plan or, when agreed, the Development Plan, and accordingly the Shareholders and the General Partner agree that the IOEL Shareholder (acting by the IOEL Directors or, in the case of NewCan, acting by any directors appointed by IOEL to the board of NewCan) is authorised to direct the General Partner or NewCan to effect, or to procure (through the General Partner) that the Group effects, each of the following without seeking prior Board approval or Shareholder approval (as the case may be):

(a)	implementation of the Summary Development Plan and, when agreed, the Development Plan, as the same may from time to time be amended or updated pursuant to clause 7, including taking all such actions and steps as may be required to give effect to the Summary Development Plan, or when agreed, the Development Plan;

(b)	conduct of the Purpose in the ordinary course;

(c)	other than the Senior Management and subject to clause 12.7(b) of the Framework Agreement, the appointment and dismissal of employees of the Group; and

(d)	otherwise giving reasonable directions to the General Partner and its employees in order to effect the smooth operation of the Purpose and the implementation of the Summary Development Plan and the Development Plan,

and SSII undertakes to IOEL that the SSII Shareholder from time to time will not exercise its rights as a shareholder with a view to frustrating the rights of the IOEL Shareholder under this clause 5.2 and further undertakes that it will procure that the SSII Directors shall not act with a view to frustrating the rights of the IOEL Shareholder under this clause 5.2. If reasonably so requested by the IOEL Shareholder, the SSII Shareholder will procure that the SSII Directors vote in favour of establishing a committee of the Board, comprised solely of the IOEL Directors, who shall have the sole responsibility for effecting the matters referred to in this clause 5.2 and to whom compliance with this clause 5.2 shall be delegated.

5.3    IOEL shall procure that the Senior Management shall present to the IOEL Directors and the SSII Directors a monthly written report providing an update on the actions taken by the General Partner and progress made on the Summary Development Plan or, when agreed, the Development Plan since the last report, such report to be in such form and together with such other details as the Shareholders shall from time to time agree.

5.4    Upon reasonable request by any member of the SSII Group or the IOEL Group from time to time, IOEL shall procure that NewCan provides the SSII Group or as the case may be the IOEL Group with Second Level Support in the ordinary course of its business (either directly or through the Partnership pursuant to the Development Services Agreement). For the avoidance of doubt, the time spent in providing any such Second Level Support to the SSII Group will not exhaust any of SSII ‘s Development Time, unless the Shareholders otherwise agree, or as otherwise set out in the Development Services Agreement.

5.5    IOEL shall indemnify the SSII Shareholder and the SSII Directors against any actions, proceedings, costs, damages, claims and demands in respect of or in connection with any act or omission on the part of the IOEL Shareholder or any of the IOEL Directors exercising day to day control of the General Partner PROVIDED THAT if the relevant SSII Directors are entitled to recover under any directors’ and officers’ insurance policy from time to time maintained they shall seek to recover their loss under such policy. This indemnity shall not apply to any acts or omissions of the Group to which the SSII Shareholder or the SSII Directors give their express consent.

5.6    Subject to clause 8.4, the quorum for meetings of the Board shall be two Directors comprising one IOEL Director and one SSII Director present at the commencement and throughout the whole of the meeting PROVIDED THAT if within an hour from the time appointed for the meeting a quorum is not present the meeting shall stand adjourned and a new notice of the adjourned meeting shall be sent to all the Directors. The Directors then present at the adjourned meeting shall form a quorum.

5.7    Subject always to clause 8.4, each Director shall have one vote. Resolutions required to be passed by the Board shall be passed if a majority of Directors vote in favour of a resolution, including at least one IOEL Director and one SSII Director. If local laws require the appointment of a chairman for board meetings or shareholders’ meetings, such chairman shall be appointed but shall not have a second or casting vote at any board meeting or shareholders’ meeting (as the case may be).

5.8    Meetings of the Board shall be held at such times, places and in such form (including tele-conference, video conference and in person) as the Board shall determine PROVIDED THAT, unless otherwise agreed between the Shareholders, a meeting of the Board shall be held at least once every three months. Not less than seven days’ notice (or such other period of notice as may be agreed from time to time by any IOEL Director and any SSII Director) of each meeting of the Board specifying the date, time and place of the meeting and the business to be transacted thereat shall be given to all Directors.

5.9    All relevant Board papers for Board meetings will be sent to all Directors prior to the relevant Board meeting and minutes will be sent as soon as practicable after the holding of the relevant meeting.

6.     BOARD OF THE GENERAL PARTNER

6.1    For so long as IOEL and/or any member of the IOEL Group is or are between them registered as the holders of the IOEL Shares, IOEL shall have the right exercisable by notice in writing signed by a duly authorised officer to require the appointment of two IOEL Directors to the Board from time to time and by like notice to require the removal of any such IOEL Directors and the appointment of another person to act in place of any such IOEL Director.

6.2    For so long as SSII and/or any member of the SSII Group is or are between them registered as the holders of the SSII Shares, SSII shall have the right exercisable by notice in writing signed by a duly authorised officer to require the appointment of two SSII Directors to the Board from time to time and by like notice to require the removal of any such SSII Directors and the appointment of another person to act in place of any such SSII Director.

6.3    Notice of any appointment or removal required under clause 6.1 or 6.2 shall be given to the General Partner at its registered office.

6.4    Without prejudice to their rights hereunder it is agreed that any Shareholder proposing to require the appointment or removal of a Director under this clause will consult IOEL or as the case may be SSII before giving notice under clause 6.1 or 6.2 as the case may be.

6.5    Each Shareholder agrees to indemnify and hold harmless the Group and the Other Shareholder from and against any and all losses, claims, damages or liabilities (or actions in respect thereof) to which the Group, or as the case may be, the Other Shareholder may be subject, insofar as such losses, claims, damages or liabilities arise out of the removal of any IOEL Director or as the case may be any SSII Director in accordance with clauses 6.1 or as the case may be clause 6.2, and shall reimburse the Group and/or as the case may be, the Other Shareholder for any legal or other expenses reasonably incurred by the Group and/or, as the case may be, the Other Shareholder, in connection with investigating or defending any such loss, claim, damage, liability or action.

6.6    The Shareholders undertake to vote in favour of any resolution to be considered to re-elect any IOEL Director or SSII Director required by law to retire by rotation.

7.     DEVELOPMENT PLAN

7.1    IOEL and SSII shall act in good faith and use reasonable endeavours to agree the first Development Plan based on the terms of the Summary Development Plan as soon as reasonably practicable and in any event within three months from the date of this agreement. Neither IOEL nor SSII shall unreasonably delay, withhold or condition consent in respect of agreeing such Development Plan. The Development Plan shall have a duration of three years from the date of this agreement (the “Term”). For the avoidance of doubt, until such time as the Development Plan is agreed, IOEL shall procure that NewCan operates the Purpose in accordance with the Summary Development Plan and the IOEL Shareholder shall be responsible for the implementation of the Summary Development Plan in accordance with clause 5.2. If IOEL and SSII fail to agree the first Development Plan within the three months following the date of this agreement, either IOEL or SSII may elect to refer the matter pursuant to the dispute resolution procedure set out in clause 29.

7.2    During the Term, the Summary Development Plan or, when relevant, the Development Plan shall be reviewed by IOEL and SSII:

(a)	on a quarterly basis to monitor, inter alia, NewCan’s performance in light of the targets set out in the Summary Development Plan or, when agreed, the Development Plan; and

(b)	on an annual basis prior to expiry of each year to agree, inter alia, relevant additions, modifications and amendments to the Summary Development Plan or, when agreed, the Development Plan for the forthcoming year.

7.3    IOEL and SSII agree that in each twelve month period covered by the Summary Development Plan or, when agreed, the Development Plan, 10,944 man hours (equivalent to 30 per cent. of the aggregate annual man hours anticipated to be expended on development if the annual costs of development are equal to the Base Amount) (the “Development Time”), shall be allocated by NewCan for the direct benefit of the SSII Group and this shall be a term of NewCan’s engagement under the Development Services Agreement. Utilisation of this Development Time shall be calculated using the standard timesheet system used by the SSII Group in the period prior to the date of the Framework Agreement. Such Development Time shall in accordance with the Summary Development Plan or when agreed the Development Plan be made available to SSII irrespective of any decision taken by IOEL, the IOEL Directors, the Partnership or NewCan to implement any part of the Summary Development Plan or the Development Plan more quickly than anticipated therein. The Board shall on a quarterly basis discuss and agree the amount of Development Time to be expended to SSII in the next three month period and IOEL shall procure that NewCan complies with any such agreement.

7.4    SSII shall retain the option to purchase from time to time additional development time over and above the Development Time from NewCan directly or through the Partnership (subject to capacity and the consent of the IOEL Shareholder such consent not to be unreasonably withheld, delayed or conditioned) and this shall be a term of NewCan’s engagement under the Development Services Agreement. To the extent that such additional time is purchased by SSII from NewCan, the consideration payable by SSII from time to time in respect of such additional development time shall be cost plus ten per cent. and SSII hereby agrees to pay all such consideration directly to IOEL, except in the circumstances described in clause 7.5.

7.5    SSII may request that any additional development time requested pursuant to clause 7.4 is provided by a third party contractor reasonably acceptable to IOEL provided that:

(a)	such appointment does not have an adverse impact on the obligations of NewCan under the Summary Development Plan or, when agreed, the Development Plan or the rights of the IOEL Shareholder under clause 5.2;

(b)	the contractor shall be obliged to sign confidentiality undertakings reasonably satisfactory to SSII and IOEL;

(c)	any such appointment shall be subject to the prior consent of NewCan (and IOEL shall procure that such consent is not unreasonably withheld or delayed). If such consent is given by NewCan, the relevant third party shall be engaged by NewCan as its sub-contractor and that such third party shall be under NewCan’s sole direction and control in respect of assisting in the provision of the additional development time. NewCan shall pay the costs of the third party upon receipt of a sum equal to such costs from SSII within 30 days from the date of the relevant invoice from NewCan.

7.6    IOEL and SSII shall act in good faith and use reasonable endeavours to agree a Development Plan for each three year period following the period of the first Development Plan at least 90 days prior to the expiry of the Term and the expiry of each subsequent three year period. Each Development Plan shall, inter alia, include the following:

(a)	an estimate of the working capital requirements contained in a cash flow statement;

(b)	an operating budget (including estimated expenditure requirements);

(c)	a report by the Chief Technology Officer of NewCan setting out the business objectives of the Group and NewCan; and

(d)	any other matters as IOEL and SSII may mutually decide.

7.7 If IOEL and SSII fail to agree any subsequent Development Plan pursuant to clause 7.6:

(a)	IOEL and SSII shall continue to use their reasonable endeavours to agree a Development Plan for the new period as soon as reasonably possible and either IOEL or SSII may elect to refer the matter pursuant to the dispute resolution procedure set out in clause 29; and

(b)	until such time as IOEL and SSII finalise a new Development Plan as set out in clause 7.7(a), IOEL shall procure that the Group and NewCan shall, to the fullest extent possible, continue working on and operating in accordance with the preceding Development Plan and the IOEL Directors shall be responsible for the implementation of such plan in accordance with clause 5.2. Any amendments or modifications to such development plan must be mutually agreed by IOEL and SSII.

7.8    Any dispute in relation to any other matter contained in this clause 7 shall also be dealt with using the dispute resolution procedure contained in clause 29.

8.     RESERVED MATTERS REQUIRING CONSENT

8.1    Save as expressly set out in the Summary Development Plan or, when agreed, the Development Plan, the Shareholders and the General Partner agree and shall procure that no member of the Group shall take any action or pass any resolution on any of the following, except with the prior written consent (subject to clause 8.2) of both IOEL and SSII:

(a)	sell, transfer, lease, licence (other than licence the Software and Business Intellectual Property to the Limited Partners pursuant to the IOEL Licence Agreement and the SSII Licence Agreement respectively), assign or otherwise dispose, transfer or share control of the whole or any part of the Software or Business Intellectual Property or any part of its business, undertaking, property and/or other assets;

(b)	make any modifications, alterations or improvements to the Software or Business Intellectual Property;

(c)	carry on any activity other than the business of the Partnership as stated in clause 2;

(d)	create or issue any debenture, mortgage, guarantee, indemnity, charge or other security or encumbrance over any part of its assets or property or increase the amount of any borrowing secured thereby;

(e)	acquire or dispose of any share, debenture, mortgage, loan capital or security (or any interest therein) in any body corporate or trust or create any new company or other entity;

(f)	consolidate or amalgamate any member of the Group with any other company or entity;

(g)	enter into any contract or commitment with any Limited Partner;

(h)	enter into any joint venture, partnership or profit sharing agreement with any other person;

(i)	approve any transfer of Partnership Interests other than as authorised by this agreement;

(j)	approve any transfer or allotment of any share in any member of the Group other than as authorised by this agreement;

(k)	subject to clause 8.4, institute any litigation, arbitration or other similar proceedings in relation to or in connection with the Software or Business Intellectual Property;

(l)	the adoption of annual accounts or the amendment of the accounting policies previously adopted by any member of the Group;

(m)	the admission of any new member to the Partnership;

(n)	knowingly do or permit to be done any act or thing whereby any member of the Group may be wound up (whether voluntarily or compulsorily); and

(o)	make changes to the memorandum or articles of association or any like constitutional documents of any member of the Group,

(8.1(a) to 8.1(o) together constituting the “Reserved Matters”),

PROVIDED THAT the Shareholders hereby undertake to each other that they will (save where there are reasonable grounds not to vote in favour and PROVIDED that the relevant Shareholder is acting in good faith) vote in favour of all such resolutions as are required to keep the Group operational and compliant with relevant laws including without limitation the appointment of auditors and the approval of accounts and also PROVIDED THAT nothing in this clause shall be construed as or result in prejudicing the limited liability of the Limited Partners.

8.2    The approval of the Shareholders to any of the Reserved Matters shall be given by their duly authorised representatives in writing.

8.3    If the Shareholders cannot agree on any of the matters in clause 8.1, either Shareholder may elect to refer the matter pursuant to the dispute resolution procedure set out in clause 29.

8.4    Notwithstanding clause 8.1, with regard to any rights or lawful expectations that the General Partner or the Partnership has against IOEL or SSII, the parties agree to procure that the decision to enforce those rights and the institution, conduct and settlement of any proceedings in connection therewith:

(a)	against IOEL shall be undertaken by a committee of the Board for and on behalf of the General Partner and/or Partnership comprising entirely of SSII Directors; and

(b)	against SSII, shall be undertaken by a committee of the Board for and on behalf of the General Partner and/or Partnership comprising entirely of IOEL Directors.

9.    TRANSFER OF PARTNERSHIP INTERESTS AND SHARES

9.1    Subject as herein provided, neither Limited Partner shall, without the prior written consent of the Other Limited Partner:

(a)	pledge, mortgage (whether by way of fixed or floating charge) or otherwise encumber its Partnership Interest; or

(b)	sell, transfer, exchange, assign or otherwise dispose of any of its Partnership Interest (or any interest therein (including any voting rights)) except as provided under the provisions of this agreement.

9.2    Subject as herein provided, neither Shareholder shall, without the prior written consent of the Other Shareholder:

(a)	pledge, mortgage (whether by way of fixed or floating charge) or otherwise encumber its Shares in the General Partner; or

(b)	sell, transfer, exchange, assign or otherwise dispose of any such shares (or any interest therein (including any voting rights)) except as provided under the provisions of this agreement.

9.3    Nothing in this clause shall preclude or be deemed to preclude a Limited Partner or Shareholder from transferring all (but not part) of its Partnership Interest or Shares (as the case may be) at any price or upon any terms to any associated company of it (or any such associated company transferring the same to another such associated company) PROVIDED THAT in any such event:

(a)	the same associated company shall hold the Partnership Interest and the Shares, so that if there is any transfer of the Shares or Partnership Interest (as the case may be) then the Partnership Interest or Shares (as the case may be) are also transferred to the same entity;

(b)	the said associated company shall first have entered into a deed supplemental to this agreement whereby it agrees to be bound by the provisions of this agreement binding upon the transferor;

(c)	if the said associated company ceases to be an associated company of the relevant Limited Partner or Shareholder it will forthwith retransfer all of the Partnership Interest or Shares (as the case may be) previously transferred to it to the relevant transferor or any other associated company of the relevant transferor; and

(d)	the transferor, jointly and severally with the transferee, shall continue at all times to be bound by the terms of this agreement save insofar as performed in accordance with the provisions of this agreement by the transferee.

10.    LIMITED LIABILITY OF THE LIMITED PARTNERS

Except as otherwise provided by the Law, no Limited Partner shall be liable for the Partnership’s liabilities in excess of its Capital Contribution plus its share of undistributed profits.

11.    TRANSFER, REMOVAL OR RETIREMENT BY OR OF THE GENERAL PARTNER

11.1    The General Partner shall not assign, sell or otherwise transfer all or any part of its interest as the general partner of the Partnership, without the mutual consent of the Limited Partners.

11.2    The General Partner may be removed at any time by the unanimous written agreement of the Limited Partners.

11.3    Subject to clause 11.2, the General Partner may not withdraw prior to the dissolution of the Partnership unless (before it does so) it has, with the mutual agreement of the Limited Partners, substituted for itself a replacement general partner.

12.    EVENTS OF DEFAULT

There is an Event of Default in relation to a Limited Partner (the “Defaulting Limited Partner”) if:

12.1    it (or any of its associated companies) commits an irremediable Material Breach of any of its obligations under any of the Transaction Documents (whether such obligation is owed to NewCan, the Partnership and/or the Other Limited Partner and/or any associated company of the Other Limited Partner);

12.2    it (or any of its associated companies) commits a remediable Material Breach of any of its obligations under any of the Transaction Documents (whether such obligation is owed to NewCan, the Partnership and/or the Other Limited Partner and/or any associated company of the Other Limited Partner) and fails to remedy the same within 30 business days after notice has been given by the Other Limited Partner to the Defaulting Limited Partner and the Partnership giving reasonable particulars of such breach and requiring such breach to be remedied;

12.3    it or its ultimate holding company or any member of its group which is a party to any of the Transaction Documents passes a resolution for its winding up, a court of competent jurisdiction makes an order for that company’s winding up, or there is a presentation of a petition for that company’s winding up which is not dismissed within seven days or other analogous proceedings are taken for the winding up of that company (other than, in each case, for the purposes of solvent amalgamation or reconstruction and on terms previously approved in writing by the Other Limited Partner (such approval not to be unreasonably withheld or delayed));

12.4    it or its ultimate holding company or any member of its group which is a party to any of the Transaction Documents enters administration or similar or an administration order or similar is made in relation to such company or an encumbrancer lawfully takes possession (and does not relinquish possession within 20 business days) or an administrative receiver or similar or receiver or similar is validly appointed of the whole or a substantial part of the undertaking, property or assets of such company;

12.5    it or its ultimate holding company or any member of its group which is a party to any of the Transaction Documents makes, while insolvent, an arrangement or composition with its creditors generally or makes an application to a court of competent jurisdiction for protection from its creditors generally (including without limitation, proceedings under chapter 11 of the U.S. Bankruptcy Code) or is unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986;

12.6    the SSII Limited Partner or WG suffers a Change of Control, and for the purposes of this clause 12.6 a person shall be deemed to have suffered a Change of Control if:

(a)	other than a Permitted Person (as defined below), any person (either by itself or acting together with its concert parties (as such term is defined in the City Code)), including for the avoidance of doubt any current shareholder or shareholder from time to time, (a “Relevant Person”) acquires sufficient control of the SSII Limited Partner or WG so that the Relevant Person can materially influence or control the business, management or strategy of the SSII Group (or any member thereof) or the SSII Group’s interest in the Partnership and for this purpose each or any of the following shall be deemed to have satisfied such test:

(i)	any Relevant Person acquiring or otherwise becoming interested in (in either case directly or indirectly) a material percentage of the voting capital of WG or the SSII Limited Partner and material for this purpose means ten per cent. of the issued voting share capital from time to time;

(ii)	any Relevant Person appointing or removing a majority of the directors on the board of directors of WG or the SSII Limited Partner;

(iii)	any Relevant Person appointing or removing any SSII Director to or from the Board,

        in circumstances where, either:

(b)	such Relevant Person is, in the reasonable opinion of the IOEL Limited Partner acting in good faith, a competitor of the IOEL Limited Partner or of any material part of the business of the IOEL Group, or is seeking to compete with the IOEL Limited Partner or any material part of the business of the IOEL Group; or

(c)	the IOEL Limited Partner has reasonable cause to believe acting in good faith, that any action or action proposed to be taken by any Relevant Person may of itself be, or may give rise to consequences which are, materially adverse to the commercial interests of the IOEL Group or any member thereof or to the Purpose or the business of the Group;

and in any such case, prior to IOEL exercising its right of termination pursuant to clause 13.1, IOEL shall give notice in writing to SSII setting out IOEL’s reasoning why it reasonably believes, acting in good faith, that either or both of the above tests is or are satisfied. For the purposes of this clause 12.6, a Permitted Person means:

(a)	each of the Existing SSII Licensees, but not if the relevant one of them suffers a Change of Control as described in this clause 12.6 (but for this purpose the references to the SSII Group, the Group, SSII, WG, the directors of SSII, the directors of WG, the Board and the Limited Partners shall be deemed to be amended accordingly);

(b)	each new licensee of the SSII Group (details of which SSII may from time to time after the date of this agreement notify in writing to IOEL) approved in writing for this purpose by IOEL, such approval not to be unreasonably withheld or delayed, but not if the relevant new licensee later suffers a Change of Control as described in this clause 12.6 (but for this purpose the references to the SSII Group, the Group, SSII, WG, the directors of WG, the directors of SSII, the Board and the Limited Partners shall be deemed to be amended accordingly);

(c)	any one or combination of the senior management of WG as at the date of the Framework Agreement;

(d)	any other person with regard to whom IOEL gives its prior written consent in respect of any Change of Control, but not if subsequently that person suffers a subsequent Change of Control as described in this clause 12.6 (but for this purpose the references to the SSII Group, the Group, WG, SSII, the directors of WG, the directors of SSII, the Board and the Limited Partners shall be deemed to be amended accordingly) not approved by IOEL;

and IOEL acknowledges that the SSII Group may after the date of this agreement decide to compete, as an operator, with the IOEL Group, and agrees that the act of the SSII Group competing with the IOEL Group shall not in itself constitute a Change of Control for the purposes of this clause 12.6;

12.7    in relation to the SSII Limited Partner only, there is a Material Breach of Warranty under the Framework Agreement which is not remedied in accordance with its terms, PROVIDED THAT this clause 12.7 shall not constitute an Event of Default if WG is not liable for the breach of Warranty under the terms of schedule 2 (WG’s Limitations on Liability) of the Framework Agreement;

12.8    if any shareholder(s) of SSII, WG or a person purporting to be such a shareholder (a “Claimant”) brings any proceedings, action, lawsuit, claim or similar (a “Claim”) against any member of the SSII Group in which:

(a)	the Claimant is seeking to seize, requisition or otherwise take possession of any asset of the Partnership or is seeking to seize, requisition or take possession of any of SSII Group’s interests in the Partnership; and

(b)	in any such case the quantum of the Claim exceeds or is reasonably expected to exceed US$1 million; and

(c)	in any such case an independent barrister (chosen jointly by IOEL and SSII, or in the absence of agreement within five business days of IOEL notifying SSII of its intention to instruct a barrister, nominated by the Law Society of England and Wales on application by a relevant member of the IOEL Group on behalf of both IOEL and SSII) of at least ten years call (or an appropriate equivalent in the relevant jurisdiction) has opined to IOEL and SSII that on the balance of probabilities the Claim is more likely than not to succeed and has also opined that the quantum of such Claim is likely to exceed US$1 million,

        THEN until the Claim is finally resolved:

(d)	on the date upon which the opinion referred to in paragraph (c) above is delivered to IOEL and SSII, the Partnership shall assign the Updated Software to SSII and IOEL as joint owners in equal proportions and the provisions of clause 13.3(a) shall apply;

(e)	SSII and IOEL shall jointly grant a licence to the Partnership of the Updated Software and the Partnership shall assign jointly in equal shares to SSII and IOEL on creation any improvements or updates (including any modifications, enhancements, remedies or developments) to the Updated Software;

(f)	on the date upon which the opinion referred to in paragraph (c) above is delivered to IOEL and SSII, SSII shall sell to IOEL all the SSII Partnership Interests and the SSII Shares for an aggregate consideration of US$1 and on the further terms set out in schedule 3 pending final resolution of the Claim;

(g)	IOEL shall procure that the General Partner, the Partnership and NewCan shall continue with the Purpose;

(h)	the provisions of this agreement shall be suspended except that the provisions of clause 3 (including IOEL’s obligation to fund the Partnership and SSII’s entitlement to Development Time) and clause 18 and clauses 28, 29 and 31 shall continue;

(i)	SSII shall procure that both of the SSII Directors shall absent themselves from all meetings of the Board; and

        ONCE the Claim is finally resolved:

(j)	if the Claimant succeeds with its Claim (and for this purpose, success shall mean achieving the result set out in clause 12.8(a) and 12.8(b)), then this will constitute an Event of Default on the part of SSII and if IOEL serves a Termination Notice on SSII then the provisions of clause 13.3 shall apply to the extent applicable; or

(k)	if the Claimant does not succeed with its Claim, then:

(i)	the legal and beneficial ownership of the Updated Software shall forthwith revert back to the Partnership;

(ii)	the licence and assignment provisions of clause 12.8(e) shall expire; and

(iii)	IOEL shall sell to SSII all the SSII Shares and the SSII Partnership Interests for an aggregate consideration of US$1 and on the further terms set out in schedule 3;

12.9    [if the IOEL Limited Partner ceases to be a member of the IOEL Group;

12.10    notwithstanding the provisions of clause 12.6, if the SSII Limited Partner ceases to be a member of the SSII Group.]

13.     TERMINATION

13.1    If an Event of Default occurs in relation to a Defaulting Limited Partner, IOEL (if SSII is the Defaulting Limited Partner) or SSII (if IOEL is the Defaulting Limited Partner) (the “Non-Defaulting Limited Partner”) shall, without prejudice to any other remedies that it may have and notwithstanding any other provision of this agreement, have the option exercisable by giving notice in writing (“Termination Notice”) served on the Defaulting Limited Partner not later than 20 business days after the Non-Defaulting Limited Partner becomes aware of the Event of Default to elect to terminate this agreement (save that the provisions of clause 18 shall survive termination).

13.2    In addition to the provisions of clause 13.1, IOEL or as the case may be SSII (the “Terminating Limited Partner”) may terminate this agreement by giving notice in writing (“Termination Notice”) to the other (the “Remaining Limited Partner”) upon giving:

(a)	in the case of termination by IOEL, 12 months’ notice given at any time after the Initial Period; and

(b)	in the case of termination by SSII, 3 months’ notice given at any time.

13.3    If a Termination Notice is served pursuant to clause 13.1 or 13.2, on the fifth business day after service of the Termination Notice under clause 13.1 or as the case may be on the expiry of the Termination Notice given under clause 13.2 (the “Termination Date”) and subject as hereinafter provided, upon the Termination Date:

(a)	the Partnership shall assign the ownership in the Updated Software to IOEL and SSII for a consideration of US$1 each and upon such assignment:

(i)	the Updated Software shall be owned jointly by IOEL and SSII in equal measure and subject to the terms and conditions set out in schedule 4; and

(ii)	the IOEL Licence Agreement and the SSII Licence Agreement shall forthwith terminate; and

(iii)	the Partnership shall forthwith provide all source code, information, documents and other materials relating to the Updated Software to SSII and IOEL; and

(b)	IOEL shall pay (or procure a member of the IOEL Group pays) the relevant member of the SSII Group the Termination Payment, such sum to be paid by electronic transfer to an account written details of which shall be provided by SSII to IOEL; and

(c)	if as at the Termination Date, any part of the Primary Asset Consideration remains unpaid to WG, subject to clause 13.3(g), an amount equal to such outstanding amount together with any accrued interest thereon, shall forthwith become due and payable by the IOEL Group to the relevant member of the SSII Group and IOEL shall pay or procure the payment of such sum by electronic transfer to an account written details of which shall be provided by SSII to IOEL; and

(d)	SSII shall not be entitled to any further Development Time after the Termination Date, but until the Termination Date, SSII shall remain entitled to Development Time in accordance with the provisions of clause 7.3; and

(e)	subject to clause 13.3(g), IOEL shall pay to SSII the aggregate Annual Funding Balance (if any), such sum to be paid in the following manner:

(i)	the Annual Funding Balance (if any) in respect of the year of the Termination Date, shall be paid by IOEL to SSII on the Termination Date;

(ii)	the Annual Funding Balance for all subsequent years (if any) shall be paid by IOEL to SSII on 1 January of such year;

such payments to be made by electronic transfer to an account written details of which shall be provided by SSII to IOEL;

        PROVIDED that:

(f)	if IOEL (contrary to the provisions of clause 13.2) terminates this agreement prior to the fourth anniversary of this agreement for whatever reason other than pursuant to clause 13.1, then clause 13.3(a) shall not apply and:

(i)	the Partnership shall assign the ownership in the Updated Software to SSII and shall forthwith provide all source code, information, documents and other materials relating to the Updated Software to SSII; and

(ii)	the IOEL Licence Agreement shall terminate; and

(iii)	the parties will acting in good faith use their reasonable endeavours to agree a new licence of the Updated Software from the SSII Group to the IOEL Group based on the terms of the Existing Licence (varied so as to give due credit to IOEL for all and any amounts funded by the IOEL Group pursuant to clause 3 prior to the Termination Date); and

(iv)	for the avoidance of doubt, the remainder of clause 13.3 shall apply;

        and PROVIDED further that:

(g)	where SSII is the Defaulting Limited Partner or the Terminating Limited Partner:

(i)	if the Termination Date occurs on or before 1 November 2005 and any part of the Primary Asset Consideration remains unpaid to WG then IOEL and SSII shall consult in good faith to agree the date of payment of the Termination Payment by the IOEL Group, and IOEL shall pay or shall procure the payment of such amounts by the IOEL Group no later than 30 April 2006. For the avoidance of doubt only, the Primary Asset Consideration will remain payable at the times specified in the Framework Agreement; and

(ii)	if SSII or any member of the SSII Group disposes howsoever of, or agrees so to dispose of, its beneficial interest in the Updated Software or any part thereof to any third party at any time in the two years following the Termination Date, SSII shall pay IOEL an amount equal to the proceeds of such disposal, within 30 days of receipt, up to a maximum amount equal to the Termination Payment paid to the SSII Group, save that the SSII Group shall be entitled to retain all amounts in excess thereof; and

(iii)	clause 13.3(e) shall not apply and the SSII Group shall not be entitled to any payment in respect of the Annual Funding Balance.

13.4    If any member of the SSII Group (or a person on its behalf) receives a proposal which, were it accepted or implemented, is likely in all reasonable probability to give rise to a Change of Control for the purposes of clause 12.6 and WG, SSII or their respective boards decide to accept or recommend such proposal:

(a)	SSII shall give notice in writing thereof to IOEL;

(b)	SSII shall be entitled to terminate this agreement (save that the provisions of clause 18 shall survive termination) by giving IOEL such period of written notice (the “SSII Notice Period”), not exceeding six months, as SSII may determine, and if SSII so gives notice to IOEL, the following provisions shall apply:

(i)	SSII shall not and shall procure that that no member of the SSII Group shall for a period of 12 months after the Termination Date engage or employ or seek to engage or employ any employee of NewCan as at the date of termination of this agreement who has knowledge of or access to or has had access to any material confidential information or commercially sensitive information of NewCan or the Partnership; and

(ii)	no member of the SSII Group shall be entitled to receive or demand any information regarding NewCan or the Partnership pursuant to clause 15 or otherwise; and

(iii)	SSII shall procure that both of the SSII Directors shall absent themselves from all meetings of the Board held on or after the date upon which SSII gives notice in writing to IOEL under this clause 13.4 and on or prior to the date of termination of this agreement; and

(iv)	upon expiry of the Termination Notice, the provisions of clauses 13.3(a), 13.3(b), 13.3(c), 13.3(d) and 13.3(g) shall mutatis mutandis apply.

13.5    If SB rescinds the Framework Agreement (“Rescission”) pursuant to clause 3.7 of that agreement, this agreement shall terminate (save that the provisions of clause 18 shall survive termination) upon receipt by WG of the notice of rescission and SSII shall purchase the IOEL Partnership Interest for an aggregate consideration of US$1.00 and for the avoidance of doubt only:

(a)	any and all dissolution costs incurred in respect of the Group shall be for the sole account of the SSII Group;

(b)	all of IOEL’s obligations under clause 3 shall forthwith cease on the date of Rescission;

(c)	all the obligations to pay the relevant amount of the Primary Asset Consideration under the Framework Agreement shall cease forthwith on the date of Rescission and SSII shall (or shall procure that a relevant member of the SSII Group shall) pay to the relevant member of the IOEL Group all and any amounts paid by SB pursuant to clause 4.2(a) of the Framework Agreement;

(d)	the IOEL Group shall not be obliged to pay the Termination Payment; and

(e)	the IOEL Licence Agreement shall terminate and the terms of the Existing Licence shall apply save that the terms of the Existing Licence shall be deemed to have been varied so as to give credit to IOEL for all and any amounts funded by the IOEL Group pursuant to clause 3 prior to the date of Rescission.

13.6    This agreement shall terminate forthwith (save that the provisions of clause 18 shall survive termination) in the circumstances set out in clause 6.4 of the Framework Agreement.

13.7    If the agreement is terminated in accordance with this clause 13:

(a)	following compliance with the provisions of this clause 13, the General Partner or, if there is no General Partner, a Liquidator appointed by the Limited Partners (subject to any applicable court order), shall realise the remaining assets of the Partnership, pay off all creditors of the Partnership and make a final distribution to the Partners pro rata in accordance with their respective Partnership Interests. Following distribution of the Partnership’s assets in accordance with this clause 13, a notice of dissolution shall be filed with the Registrar by the General Partner as well as any and all other documents required to effect the dissolution of the Partnership; and

(b)	following dissolution of the Partnership pursuant to clause 13.7(a), IOEL and SSII shall take all reasonable steps necessary to effect the dissolution of the General Partner.

14.     ANCILLARY SOFTWARE LICENCE TERMS

14.1    Notwithstanding the provisions of the IOEL Licence Agreement and the SSII Licence Agreement, the parties hereby agree that for the duration of this agreement:

(a)	the IOEL Limited Partner shall be permitted to grant sub-licences under the IOEL Licence Agreement to any third party, including to any member of the IOEL Group, except that the IOEL Limited Partner shall not be permitted to grant any such sub-licences to any of the Existing SSII Licensees or New SSII Licensees;

(b)	other than to members of the IOEL Group, the IOEL Limited Partner shall not be permitted to assign the IOEL Licence Agreement to any third party from the date hereof;

(c)	the SSII Limited Partner shall be permitted to grant sub-licences under the SSII Licence Agreement to any third party whatsoever;

(d)	other than to members of the SSII Group, the SSII Limited Partner shall not be permitted to assign the SSII Licence Agreement to any third party for the duration of the Initial Period;

(e)	the IOEL Limited Partner shall pay to the SSII Limited Partner 5 per cent. of the Gross Profits derived from all sub-licences granted by IOEL under the IOEL Licence Agreement, other than licences granted to Existing IOEL Licensees (the”SSII Payment Entitlement”);

(f)	the SSII Limited Partner shall make a payment to the IOEL Limited Partner in the following circumstances:

(i)	to the extent that the SSII Limited Partner acquires a Controlling Interest in any person that is a sub-licensee of the SSII Group under the SSII Licence Agreement and such sub-licence relates to a use which competes with the business of the IOEL Group (such competing business being the business of internet-based sports betting and such casino services which are provided by the IOEL Group at the date of this agreement), the SSII Limited Partner shall procure that such licensee makes payments to IOEL at a rate of 5 per cent. of the Gross Profits derived by the sub-licensees under such sub-licences. For the purposes of this clause, “Controlling Interest” shall mean acquiring, directly or indirectly, 29.9 per cent or more of the voting share capital of the sub-licensee or the SSII Group and the sub-licensee otherwise consolidating any part of their revenues; and

(ii)	subject to clause 14.2, if any member of the SSII Group itself sets up its own website which competes with the business of the IOEL Limited Partner (such competing business being the business of internet-based sports betting and such casino services which are provided by the IOEL Group at the date of this agreement), the SSII Limited Partner shall make a payment to the IOEL Limited Partner (or procure the payment by the relevant member of the SSII Group) for the use by such member of the SSII Group of the Business Intellectual Property in respect of such competing business at a rate of 5 per cent. of the Gross Profits derived by the member of the SSII Group from such use,

(together the “IOEL Payment Entitlement”).

14.2    If any member of the SSII Group provides internet-based sports betting for horse racing, the IOEL Limited Partner shall not, in respect of such offering by the SSII Group, be entitled to any payments pursuant to clause 14.1(f), providing that such offering by the SSII Group is not part of a full internet-based sports offering that competes with the business of the IOEL Group as described in clause 14.1(f).

14.3    For the purposes of this clause 14.3, the party from whom payments are due pursuant to clauses 14.1(e) and 14.1(f) (being either the IOEL Limited Partner or the SSII Limited Partner, as case may be) shall be referred to as the “Payer”, the party to whom the payments are being paid (being either the IOEL Limited Partner or the SSII Limited Partner, as case may be) shall be referred to as the “Recipient”and the sums to be paid by the Payer to the Recipient (being either the SSII Payment Entitlement or the IOEL Payment Entitlement, as the case may be) shall be referred to as the “Payments”.

(a)	The Payer will pay all Payments due to the Recipient on a monthly basis. At the end of each month, the Payer will provide the Recipient with a written statement showing a full break down of the Gross Profit by the relevant sub-licensee during the period and the Payments that have accrued. The statement shall be presented in such form and will contain such other information or breakdowns as the Recipient may reasonably request from time to time;

(b)	The Payer will keep separate accounts and records in a proper and detailed manner to support each written statement of Payments submitted and to enable the Recipient, its agents or representatives to check the accuracy of the information provided by the Payer. From time to time upon request by the Recipient, the Payer will allow the Recipient, its agents and representatives reasonable access to and the right to make copies of all accounts, records and other supporting documents and information to enable the Recipient to verify the amount of Payments due under this clause 14.

15.     REPORTS TO THE LIMITED PARTNERS

15.1    The General Partner shall and the Limited Partners and the Shareholders shall procure that the General Partner shall:

(a)	at all times maintain full and proper books, records and accounts of the activities, including all statutory books of account and all other financial information and shall make true and complete entries of all of the dealings and transactions of the Group; and

(b)	as soon as reasonably possible upon request (and in any event within three business days of the request), give the directors appointed by the Shareholders full access to examine and take copies of all records, books, accounts and information and shall promptly furnish on a confidential basis to the Shareholders any information which the Shareholders may reasonably request from time to time relating to the business, affairs and condition, financial or otherwise, of the Group.

15.2    The General Partner shall keep proper and complete records and books of account of the Partnership in which shall be entered fully and accurately all transactions and other matters in respect of the Partnership’s business as are usually entered into records and books of account maintained by persons engaged in the same or similar businesses. The books and records of the Partnership shall at all times be maintained at the address of the General Partner and shall be open to inspection and examination by the Partners or their duly authorised representatives (including, without limitation, auditors and lawyers) during reasonable business hours.

15.3    As soon as practicable, but in any event not later than 3 months after the close of each financial year, the General Partner shall deliver to each Limited Partner:

(a)	such information concerning the Partnership as shall be necessary for the preparation by each Partner of its income or other tax returns;

(b)	an unaudited statement prepared by the General Partner setting forth, as at the close of that financial year, a profit and loss statement, a balance sheet and a statement of changes in the financial position of the Partnership during that financial year; and

(c)	other information that is, in the judgment of the General Partner, reasonably necessary for the Limited Partners to be properly and fully informed of the financial position of the Partnership.

15.4    The General Partner may prepare and deliver to the Limited Partners from time to time during each financial year, in connection with distributions or otherwise, unaudited statements showing the financial position of the Partnership to the date of that statement.

16.     MISCELLANEOUS

16.1     Registered Office

The registered office of the Partnership shall be at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands or such other place within the Cayman Islands as the General Partner may in its absolute discretion designate in writing to the Limited Partners from time to time.

16.2     Third Party Reliance

        The General Partner may issue a certificate to third parties as to the following:

(a)	the identity of any Limited Partner;

(b)	the existence or non existence of any fact or facts which constitute a condition precedent to acts by the General Partner or which are in any other manner related to the affairs of the Partnership;

(c)	the persons who are authorised to execute and deliver any instrument or document of the Partnership; or

(d)	any act or failure to act by the Partnership or as to any other matter whatever involving the Partnership or any Partner.

16.3     Disclosure by General Partner

Any director or officer of the Partnership, the General Partner or the auditor of the Partnership (a “Disclosing Party”) shall be entitled to disclose any information in his or its possession regarding the affairs of the Partnership or a Partner including, without limitation, any information contained in the Register of Partnership Interests or subscription documentation of the Partnership relating to any Partner if required to do so under the laws of any jurisdiction to which the disclosing party is subject, or in compliance with the rules of any stock exchange upon which the Partnership interests are listed, or to ensure the compliance of any person with any anti-money laundering law in any relevant jurisdiction.

16.4     Exculpation and Indemnity

(a)	An Indemnified Party shall not have any liability to the Partnership or to any Partner for any loss suffered by the Partnership that arises out of any acts or omissions provided that those actions or omissions do not amount to negligence, wilful default or fraud on the part of the Indemnified Party.

(b)	Subject to the benefit of limited liability afforded by this agreement and the Law to the Limited Partners, an Indemnified Party shall be indemnified by the Partnership against any losses, judgments, obligations, expenses and amounts paid in settlement of any claim sustained by each of them in connection with the Partnership provided that no indemnity shall be given for any act or failure to act that would amount to negligence, wilful default or fraud on the part of Indemnified Party and provided further that any Indemnified Party shall be entitled to indemnification only for losses incurred by such Indemnified Party in performing the duties of the General Partner and acting wholly within the limits of the authority of the General Partner.

(c)	The General Partner shall not draw upon Partnership funds to fund itself or an Indemnified Party for legal expenses and other costs incurred as a result of any legal action initiated by a Limited Partner against it or an Indemnified Party.

(d)	The General Partner may draw upon Partnership funds for legal expenses and other costs incurred as a result of legal action only if the legal action relates to the performance of duties or services by the General Partner or an Indemnified Party on behalf of the Partnership.

(e)	In no event shall any indemnification obligations of the Partnership subject a Limited Partner to any liability in excess of that contemplated by clause 10.

16.5     Tax Matters

(a)	The SSII Limited Partner shall be the tax matters partner under the United States Internal Code and in any similar capacity under foreign, state or local law (the “Tax Matters Member”) as it pertains to the reporting and contesting of such matters to or by the U.S. tax authorities by or in relation to the Partnership, the SSII Limited Partner or any U.S. members of the SSII Group. The Tax Matters Member is hereby authorised and required to represent the Partnership in connection with all examinations of the Partnership’s affairs by such tax authorities, including administrative and judicial proceedings. Each Limited Partner agrees to co-operate with the Tax Matters Member and to do or refrain from doing any or all things reasonably requested by the Tax Matters Member with respect to the conduct of such proceedings. The Tax Matters Member shall consult with the other Limited Partners in relation to the conduct of such proceedings, and will take into account any reasonable comments of the Limited Partners. The Tax Matters Member shall, without any further consent of the Limited Partners being required (except as specifically required herein), make any and all elections for federal, state, local, and foreign (but only as it pertains to reporting and contesting such matters in the Unites States) tax purposes including, without limitation, any election, if permitted by applicable law: (i) to adjust the basis of property pursuant to Code Sections 754, 734(b) and 743(b), or comparable provisions of state, local or foreign law, in connection with transfers of units and Partnership distributions; (ii) to extend the statute of limitations for assessment of tax deficiencies against the Limited Partners with respect to adjustments to the Partnership’s federal, state, local or tax returns; and (iii) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state, or local law, to represent the Partnership and the Limited Partners before taxing authorities or courts of competent jurisdiction in tax matters affecting the Partnership or the Limited Partners in their capacities as Limited Partners, and to file any tax returns.

(b)	If the SSII Limited Partner elects to or is required to file partnership returns in the US, tax information shall be delivered to each Limited Partner as soon as practicable after the end of each Fiscal Year of the Partnership but not later than five (5) months after the end of each Fiscal Year. The IOEL Limited Partner shall have fifteen (15) Business Days to review and comment upon the Partnership’s Form 1065 which will be prepared by the Tax Matters Member, and the Tax Matters Member shall take into account any reasonable comments of the IOEL Limited Partner.

(c)	The SSII Limited Partner is hereby authorized to make a “check the box election” under U.S. Treasury Regulation Section 301.7701, and to file Form 8832 and any other form as is necessary to make such election.

(d)	The SSII Limited Partner hereby undertakes to indemnify and hold harmless the IOEL Limited Partner and the Partnership from and against any losses, claims, demands, damages, costs, charges, expenses or liabilities which the IOEL Limited Partner or the Partnership may suffer or incur or which may be made against the IOEL Limited Partner or the Partnership to the extent relating to or arising directly or indirectly out of any conduct by the SSII Limited Partner under the provisions of clauses 16.5(a) to (c) above.

17.    AMENDMENTS

17.1    Subject to clause 17.2, this agreement may only be varied by a document signed by or for and on behalf of each of the parties to this agreement, except that if the variation does not impose an additional obligation or liability on the Partnership or the General Partner, this agreement may be varied by a document signed by each of the Limited Partners.

17.2    The General Partner may amend this agreement without the consent of the Limited Partners or the Partnership, to the extent necessary in order:

(a)	to clarify any manifest clerical inaccuracy or ambiguity; or

(b)	to qualify or maintain the qualification of the Partnership as a limited liability partnership in the Cayman Islands.

18.     CONFIDENTIALITY

18.1    Each of the Limited Partners undertakes to the Other Partner and the Partnership and the General Partner, and the Partnership and General Partner undertake to each of the Limited Partners, to keep confidential all information (written or oral) concerning the business and affairs of the Partnership and the General Partner and each Limited Partner in any such case that the Limited Partners, the General Partner or the Partnership shall have obtained or received as a result of the discussions leading up to or the entering into or implementation of this agreement or its association with the Partnership save that which:

(a)	is trivial or obvious;

(b)	is already in its possession other than by breach of this agreement;

(c)	at the date of this agreement is, or any time thereafter, becomes publicly known other than by breach of this agreement;

(d)	is required to be disclosed by any court or governmental, administrative or regulatory authority competent to require such disclosure;

(e)	is required to be disclosed by any applicable law or regulation.

18.2    Each of the Limited Partners undertakes to the Other Limited Partner and the Partnership and the General Partner, and the Partnership and the General Partner undertakes to each of the Limited Partners to take all such steps as shall from time to time be necessary to ensure compliance with the provisions of clause 18.1 by its employees, agents and subcontractors.

18.3    The parties agree that each of the undertakings contained in this clause 18 are reasonable and are entered into for the purpose of protecting each of the Limited Partners and the Partnership and the General Partner and each of their respective associated companies.

18.4    Each undertaking contained in this clause 18 is and shall be construed as separate and severable and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Partnership, the General Partner and each of the Limited Partners.

18.5    If any undertaking contained in this clause 18 shall be held to be void but shall be valid if deleted in part or reduced in application, then such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

19.     CONTINUATION OF THE PARTNERSHIP

19.1    Subject to the provisions of section 15(3) of the Law, the Partnership shall terminate and be dissolved upon the withdrawal, dissolution, insolvency or removal of the General Partner (or any other general partner of the Partnership) if the General Partner (or any other general partner of the Partnership) is then the Partnership’s sole general partner.

19.2    The death, insolvency, bankruptcy, dissolution or other lack of capacity of a Limited Partner shall not cause the dissolution of the Partnership, and a Limited Partner, his liquidator, trustee, estate, custodian or personal representative shall have no right to withdraw a Limited Partner’s Interest from the Partnership except by way of transfer or assignment as provided in clause 9.

20.    CONTINUATION OF THE AGREEMENT

This agreement shall continue in full force and effect until terminated pursuant to clause 13. If this agreement is terminated pursuant to clause 13, there shall remain in force and effect thereafter any provisions that are expressly intended to continue after termination of this agreement and any matters, covenants or conditions which shall not have been done, observed or performed prior to the date of termination by a party shall be capable of enforcement by the other parties in accordance with the provisions of this agreement.

21.     NO ASSIGNMENT

Save as otherwise expressly provided under this agreement, this agreement is personal to the parties to it and accordingly, no party may, without the prior written consent of the others, assign the benefit of all or any of that party’s obligations under this agreement, nor any benefit arising under or out of this agreement.

22.     ARTICLES OF ASSOCIATION

22.1    To the extent that any of the provisions of this agreement conflict with any of the provisions of the Articles the provisions of this agreement shall prevail.

22.2    To the extent that any of the provisions contained herein are additional to the provisions contained in the Articles, the Shareholders agree to do all such things and take all such actions to procure that the provisions of this agreement are given effect.

23.     INTEREST AND COSTS

23.1    Unless expressly otherwise provided in this agreement each of the parties shall bear its own legal, accountancy and other costs, charges and expenses connected with the negotiation, preparation and implementation of this agreement and any other agreement incidental to or referred to in this agreement.

23.2    If any payment or instalment due under this agreement is late or in default, without prejudice to any other right or remedy which the party that is due the payment may have, interest will be due at the rate of 4% per annum above the base rate of Barclays Bank plc from time to time from the due date until the date of actual payment, after as well as before any judgment.

24.     FURTHER ASSURANCE

At all times after the date of this agreement, the parties shall at their own expense execute all such documents and do all such acts and things as may reasonably be required for the purpose of giving full effect to the provisions of this agreement.

25.     ENTIRE AGREEMENT

Each Limited Partner on behalf of itself and as agent for each of its Related Persons acknowledges and agrees with the Other Limited Partner (each such party acting on behalf of itself and as agent for each of its Related Persons) that:

(a)	this agreement together with the Transaction Documents constitute the entire and only agreement between the parties and their respective Related Persons relating to the subject matter of the Transaction Documents;

(b)	neither it nor any of its Related Persons has been induced to enter into any Transaction Document in reliance upon, nor has any such party been given, any warranty, representation, statement, assurance, covenant, agreement, undertaking, indemnity or commitment of any nature whatsoever other than as are expressly set out in the Transaction Documents and, to the extent that any of them has been, it (acting on behalf of itself and as agent on behalf of each of its Related Persons) unconditionally and irrevocably waives any claims, rights or remedies which any of them might otherwise have had in relation thereto;

PROVIDED THAT the provisions of this clause 25 shall not exclude any liability which any of the parties or, where appropriate, their Related Persons would otherwise have to any other party or, where appropriate, to any other party’s Related Persons or any right which any of them may have in respect of any statements made fraudulently by any of them prior to the execution of this agreement or any rights which any of them may have in respect of fraudulent concealment by any of them.

26.     WAIVER

26.1    A waiver of any term or provision of, or consent granted under this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

26.2    No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

26.3    Other than where expressly provided in this agreement, the rights and remedies herein provided are cumulative with and not exclusive of any rights or remedies provided by law.

27.     INVALIDITY

27.1    If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under the law of any jurisdiction:

(a)	the validity, legality and enforceability under the law of that jurisdiction of any other provision; and

(b)	the validity, legality and enforceability under the law of any other jurisdiction of that or any other provision,

        shall not be affected or impaired in any way.

28.     NOTICES

28.1    Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first class post (air mail if posted to or from a place outside the United Kingdom):

In the case of IOEL to:
Transworld House
82-100 City Road
London EC1Y 2BJ
Fax: 0207-251-7270
Attention: Company Secretary

In the case of SSII to:
Minerva House
5 Montague Close
London SE1 9BB
Fax: 0207-403-4221
Attention: Company Secretary

with copies to:
the Chairman of WG at 1100, One Maritime Plaza, San Francisco, 94111;

the chief executive officer of WG at 1401, West 8th Avenue, 4th Floor, Vancouver, VC, Canada, B6H WH1C9; and

SSII’s solicitors at Minerva House, 5 Montague Close, London SE1 9BB;

In the case of the Partnership, to its address set out at the beginning of this agreement with a copy to IOEL (if a notice is sent by the SSII Group) or with a copy to SSII (if a notice is sent by the IOEL Group)

In the case of the General Partner to, its address set out at the beginning of this agreement with a copy to IOEL (if a notice is sent by the SSII Group) or with a copy to SSII (if a notice is sent by the IOEL Group)

AND shall be deemed to have been duly given or made as follows:

(a)	if personally delivered, upon delivery at the address of the relevant party;

(b)	if sent by first class post, two business days after the date of posting;

(c)	if sent by air mail, five business days after the date of posting; and

(d)	if sent by fax, when despatched;

provided that if, in accordance with the above provision, any such notice, demand or other communication would otherwise be deemed to be given or made outside 9.00 a.m. — 5.00 p.m. such notice, demand or other communication shall be deemed to be given or made at 9.00 a.m. on the next business day.

28.2    A party may notify the other parties of a change to its name, relevant addressee, address or fax number for the purposes of clause 28.1 provided that such notification shall only be effective on:

(a)	the date specified in the notification as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five business days after the date on which notice is given, the date falling five business days after notice of any such change has been given.

29.    DISPUTE RESOLUTION

29.1    If any dispute or controversy of whatever nature arises out of or in any way relating to this agreement or its formation (“Dispute”), the Board shall use their best endeavours to resolve the dispute within 15 business days of such Dispute arising.

29.2    If the Dispute cannot be resolved as set out in clause 29.1, then either SSII or IOEL may give written notice to the other (the “Dispute Notice”) to refer the dispute to the respective chairmen of IOEL and SSII (or to the chairmen of their respective parent companies). The chairmen will use their best endeavours to resolve the Dispute within 20 business days of the date of the Dispute Notice.

29.3    If the Dispute cannot be resolved in accordance with clause 29.2, then the parties will attempt to settle it by mediation in accordance with the CEDR Model Mediation Procedure. Unless otherwise agreed between the parties, the mediator will be nominated by CEDR. To initiate the mediation a party must give notice in writing (“ADR notice”) to the other party(ies) to the dispute requesting a mediation. A copy of the request should be sent to CEDR.

29.4    If the Dispute is not settled by mediation within 21 days of commencement of the mediation or within such further period as the parties may agree in writing (the “Mediation Term”), then subject to clause 29.5, the Dispute shall be referred to and finally resolved by the English courts as set out in clause 31.

29.5    After the expiry of the Mediation Term, the party who has served the Dispute Notice shall have five business days in which it may elect to have the Dispute referred to and finally resolved by arbitration in accordance with the Arbitration Rules of the London Court of International Arbitration (the “LCIA”) and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Such election shall be made by sending a written notice (“Election Notice”) to the other party(ies) within five business days after the expiry of the Mediation Term (“Election Period”). During the Election Period the recipient(s) of the Dispute Notice undertake(s) not to issue any proceedings in relation to the Dispute. The parties agree that upon service of the Election Notice within the Election Period:

(a)	each party shall accept arbitration as the appropriate forum to resolve the Dispute in question and each party irrevocably waives any objection which it might at any time have to arbitration being the forum to hear and decide the Dispute and agrees not to claim that arbitration is not a convenient or appropriate forum for the resolution of the Dispute and further irrevocably agrees that any award by the arbitrator shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction;

(b)	the number of arbitrators shall be one, to be appointed in accordance with the LCIA Rules. The arbitrator shall be nominated by agreement between the parties or failing such agreement shall be chosen by the LCIA and shall be an English barrister or solicitor of not less than 15 years’ call or qualification;

(c)	the place of arbitration shall be London, England;

(d)	the language of the arbitration shall be English;

(e)	any question as to the substantive jurisdiction of the tribunal may be referred by either party to an English court in accordance with section 32 of the English Arbitration Act 1996;

(f)	either party may apply to the arbitrator seeking interim injunctive relief until the arbitration award is rendered or the Dispute is otherwise resolved. Either party also may, without waiving any remedy under this agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, pending the establishment of the arbitral tribunal (or pending the arbitral tribunal’s determination of the merits of the controversy) save that no such application may be made to the court before making the election to arbitrate as set out above; and

(g)	the award shall be made within nine months of the filing of the Election Notice, and the arbitrator(s) shall agree to comply with this schedule before accepting appointment. However, this time limit may be extended by agreement of the parties or by the arbitrator(s) if necessary.

30.    COUNTERPARTS

This agreement may be executed in any number of counterparts which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart and this agreement shall not take effect until it has been executed by all parties.

31.     GOVERNING LAW AND JURISDICTION

31.1    This agreement (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this agreement or its formation) shall be governed by and construed in accordance with English law.

31.2    Subject to clause 29.5, each of the parties to this agreement irrevocably agrees that the courts of England shall have exclusive jurisdiction to hear and decide any suit, action or proceedings which may arise out of or in connection with this agreement (“Proceedings”), and/or to settle any Disputes, and for these purposes each party irrevocably submits to the jurisdiction of the courts of England.

31.3    Subject to clause 29.5, each party irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum for any such Proceedings or Disputes and further irrevocably agrees that a judgment in any Proceedings or Disputes brought in any court referred to in this clause 31 shall be conclusive and binding upon the parties and may be enforced in the courts of any other jurisdiction.

IN WITNESS whereof this agreement has been executed on the date first above written.

SCHEDULE 1

Existing SSII Licensees

SSII Licensees Sites

Real Entertainment Ltd

www.win4real.com
www.sportsbetting.com
www.sexbet.com
www.caribbeanbet.com
www.racebook.com

Internet Empire Entertainment

www.pyramidcasino.com
www.betonusa.com
www.playitagaincasino.com
www.playrealsportsbook.com
www.luckynoircasino.com
www.grandharborcasino.com
www.espnsportsbook.com

Egaming Developers

http://www.yesbet.com
http://www.24caratcasino.com
http://www.rollerscasino.com
http://www.ecasinoclub.com
http://www.bookiescasino.com
http://www.americanwagers.com
http://www.supercitycasino.com
http://www.royalflushonline.com
http://www.magicpalacecasino.com
http://www.darkhorsecasino.com
http://www.rockin-casino.com
http://www.casinowinbig.com
http://www.beachescasino.com
http://www.thecolonycasino.com
http://www.vegas-vegas.com
http://www.caribbeancasino.com
http://www.americancasinoland.com
http://www.thedakotagambler.com
http://www.doubledollarscasino.com
http://www.luckycasinoroyale.com
http://www.playforcashcasino.com
http://www.clicknwincasino.com
http://www.luckynetcasino.com
http://www.luckyshamrockcasino.com
http://www.casinodynamo.com
http://www.luckywagerworld.com
http://www.lasvegasnugget.com
http://www.globalcasinoandsportsbook.com
http://www.cjcasino.com
http://www.theponyhouse.com/index01 ..html
http://www.winawager.com
http://www.acegamingaffiliates.com
http://www.a1casino.com

http://www.casino-gold.com
http://www.tropicalcasino.net
http://www.jackpotpluscasino.com
http://www.glitzcasino.com
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http://www.superusacasino.com
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http://www.1-luckycasino.com
http://www.lucky-casinoworld.com
http://www.top-hat-casino.com
http://www.triplelucky-casino.com
http://www.powerplayer-casino.com
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http://www.latest-casino.com
http://www.highchicago-casino.com
http://www.people-casino.com
http://www.wildturkey-casino.com
http://www.dinoscasino.com
http://www.house-of-gambling.com
http://www.super-slots-casino.com
http://www.the-golden-casino.com
http://www.gold-bars-casino.com
http://www.beachplaycasino.com
http://www.wagerscasino.com
http://www.greatluckcasino.com
http://www.luckynetsportsbook.com
http://www.uksportsbook.com
http://www.superbet.com

I-5 Gaming

www.treasurehuntsports.com
www.treasurehuntcasino.com
www.treasurehuntcasino.com
www.i-casino.com
www.aaaacasino.com
www.casinoofthekings.com
www.kingsclub.com
www.kingofspades.com
www.blackcatcasino.com
www.5thavecasino.com
www.5thavenuecasino.com
www.palaceofisis.com
www.oddz.com
www.halloffamecasino.com
www.bravebullcasino.com
www.goldleafcasino.com
www.casinovip.com.ar
www.newsportsbook.com
www.cashmoneysportsbook.com
www.goldleafcasino.com
www.lonestarcasino.com
www.vegastimecasino.com
www.betbig.com
www.bettinghaven.com
www.chroniccasino.com
www.bettingshop.com
www.starshipcasino.com
www.aaaasportsbook.com
www.sportsbookofthekings.com

www.kingsclubsportsbook.com
www.blackcatsportsbook.com
www.5thavesportsbook.com
www.5thavenuesportsbook.com
www.palaceofisissportsbook.com
www.beritagaming.com
www.royalcasinos.com
www.betmans.com
www.thesportsmatrix.com
www.ivyleaguecasino.com
www.primetimesportsbook.com
www.primetimecasino.com

Amazon Entertainment

www.1luckygambler.com
www.cyberluckcasino.com
www.casino-playland.com
www.southernbellecasino.com
www.blkjack.com
www.totalbets.com
www.betinvegas.com
www.cybervegascasino.com
www.1racingcasino.com
www.mycasinoonnet.com
www.mylasvegascasino.com

Aztec Gaming

www.aztecgaming.com
www.bestbetcasino.com
www.clubvipcasino.com
www.allracingcasino.com
www.sportsactiongaming.com
www.allactioncasino.com
www.casinohabibi.com
www.allsportscasino.com

Tamaron International

www.playcasino2win.com

Vision Entertainment

www.casinounreal.com

Knights INC

www.ecasino365.com

SCHEDULE 2

Existing IOEL Licensees

LICENSEE ID	URL

6000
6001
6002
6003
6010
6011
6012
6020
6021
6023
6050
6051
6060
6061
6063
6064
6080
6081
6082
6100
6101
6102
6103
6110
6111
6120
6121
6160
6161
6200
6201
6210
6500
6501
6502
6520
6521
6540
6541
6750
6751
6752
6770
6771
6772
6790
6791
6792
6800
6801
6810
6811
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www.playersonly.com
www.playersonly.com
www.playersonlinecasino.com
www.belmontcasino.com
www.belmontcasino.com
www.belmontcasino.com
www.allstarsportsbook.com
www.allstarsportsbook.com
www.allstar.com
www.placemybet.com
www.placemybet.com
www.linesmaker.com (02/03)
www.silverstarcasino.com
www.linesmaker.com
vip.linesmaker.com
www.wallstreet.com
www.wallstreet.com
www.wallstreet.com
www.52bet.com
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www.wagertonight.com
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www.skylinecasino.com
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www.SportingParlor.com
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www.supersportsbook.com
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www.thebestbet.com
www.aces.com
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www.aceskasino.com
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www.allpro.com
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www.parier.net
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www.nycitycasino.com
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www.nycitycasino.com
www.sportfanatik.net
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www.wallstreetbets.com
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6900 7000 7001 7003 7004 7006 7500 7501 7502 7510 7511 7512 7513 7630 7631 7660 7680 7681 7690 7691 7700 7710 7900 7901 26500 26501 31000 31003 31004 31100 31180 31133 31490 17120 31500 31320
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www.sportsbook.com
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espanol.sportsbook.com
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www.athomesportsbook.com
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www.superbook.com
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SCHEDULE 3

Transfer of Partnership Interests and Shares between Limited Partners/Shareholders

1.	In the remainder of this schedule, the IOEL Partnership Interest or the SSII Partnership Interest (as the case may be) which are to be sold and purchased pursuant to clause 12.8 are referred to as the Sale Partnership Interests; the IOEL Shares or the SSII Shares (as the case may be) which are to be sold and purchased pursuant to clause 12.8 are referred to as the Sale Shares; the IOEL Limited Partner and the IOEL Shareholder or the SSII Limited Partner and the SSII Shareholder (as the case may be) transferring its Partnership Interest and Shares is referred to as the Transferor; and the IOEL Limited Partner and IOEL Shareholder or the SSII Limited Partner and the SSII Shareholder (as the case may be) acquiring the Partnership Interest and Shares is referred to as the Transferee.

2.	Completion shall take place at such place as the Limited Partners may determine as being mutually convenient whereupon:

(a)	the Transferor shall deliver to the Transferee a duly executed transfer or transfers in favour of the Transferee (or as it may direct) in respect of the Sale Partnership Interests and Sale Shares (together with the share certificates in respect of the Sale Shares or an indemnity in respect of any lost share certificates) and (if so required by the Transferee) a power of attorney in such form and in favour of such person as the Transferee may nominate so as to enable the Transferee to exercise all rights of ownership in respect of the Sale Partnership Interests and Sale Shares (including, without limitation, the voting rights thereto) pending registration of such transfers;

(b)	the Sale Partnership Interests and Sale Shares shall be transferred by the Transferor free from all claims, equities, liens, charges and encumbrances, together with the benefit of all rights attaching thereto;

(c)	against such transfer and delivery, the Transferee shall pay the consideration for the Sale Partnership Interests and Sale Shares to the Transferor;

(d)	the Limited Partners shall procure (insofar as they are able) that the said transfer or transfers shall be registered as appropriate (subject to the transfers being duly stamped with any necessary stamp duty at the expense of the Transferee); and

(e)	the Transferor shall do all such other things and execute all such other documents as the Transferee may reasonably require to give effect to the sale and purchase of the Sale Partnership Interests and Sale Shares; and

(f)	the Transferor shall procure the resignation of all directors on the Board appointed by or on behalf of the Transferor and such resignations shall take effect without any liability on the General Partner for compensation for loss of office or otherwise.

3.	If the Transferor shall fail or refuse to transfer any Sale Partnership Interests or Sale Shares in accordance with its obligations in this schedule, the Partnership and General Partner may authorise some person to execute and deliver on its behalf the necessary transfer(s), and the Partnership or General Partner may receive the purchase money in trust for the Transferor and cause the Transferee (or its nominees) to be registered as the holder of such Sale Partnership Interests and Sale Shares. The receipt of the Partnership or General Partner for the purchase consideration shall be a good discharge to the Transferee (who shall not be bound to see to the application thereof). The Partnership or General Partner shall pay the purchase money into a separate bank account and shall hold the same on trust for the Transferor.

4.	Upon a transfer of all the Sale Partnership Interests and Sale Shares held by the Transferor in accordance with this schedule:

(a)	the Transferor shall repay all loans, loan capital, borrowings and indebtedness in the nature of borrowings outstanding to the Group from that Limited Partner (together with any accrued interest);

(b)	the Transferee shall procure repayment of all loans, loan capital, borrowings and indebtedness in the nature of borrowings outstanding to that Limited Partner from the Group (together with any accrued interest) and which the Limited Partners and the Partnership intended for the Group to repay; and

(c)	the Transferee shall use all reasonable endeavours (but without involving any financial obligation on their part) to procure the release of any guarantees or indemnities given by the Transferor to or in respect of the Group and, pending such release, shall indemnify such Limited Partner in respect thereof.

SCHEDULE 4

Co-Ownership Post Termination

1.	From the date upon which the Updated Software is assigned to SSII and IOEL in accordance with the provisions of clause 13 (the “Assignment”), the provisions set out in this schedule 4 shall apply.

2.	Each of SSII and IOEL shall have the unrestricted right and grants to the other a perpetual, worldwide, royalty-free, irrevocable and non-terminable licence with the right to grant further sub-licences:

(a)	to sub-license the Updated Software to any third party;

(b)	to assign its share of the ownership in the Updated Software to any third party;

(c)	to develop, enhance, modify or adapt the Updated Software or to integrate it into another software;

(d)	to exploit and market the Updated Software; and

(e)	do any and all other acts in relation to the Updated Software,

without the consent of the other as if it was the sole owner of the Updated Software, provided that neither SSII or IOEL shall have the right to dispose of the other’s rights in the Updated Software and that all licences, assignments or other agreements with third parties relating to the Updated Software must be subject to the rights of the other as set out in this schedule 4.

3.	For a period of three years from the Termination Date:

(a)	IOEL shall continue to pay SSII 5 per cent. of the Gross Profits derived by its sub-licensees under all licences for the Updated Software in respect of which IOEL is making Payments to SSII as at the Termination Date pursuant to clause 14.1(e).

(b)	SSII shall continue to pay IOEL 5 per cent. of the Gross Profits derived by:

(i)	its sub-licensees under all licences for the Updated Software in respect of which SSII is making Payments to IOEL as at the Termination Date pursuant to clause 14.1(f)(i); and

(ii)	any member of the SSII Group under all licences in respect of which SSII is making Payments to IOEL as at the Termination Date pursuant to clause 14.1(f)(ii), subject to the terms of clause 14.2.

(c)	IOEL shall not grant any sub-licences to any of the Existing SSII Licensees or New SSII Licensees;

(d)	the provisions of clause 14.3 shall continue to apply for such period.

4.	Any further enhancements, modifications and developments to the Updated Software shall be owned by the person who developed, commissioned or acquired such enhancements, modifications and developments and SSII or as the case may be IOEL shall have no rights to such enhancements, modifications and developments.

5.	SSII and IOEL shall have the non-exclusive right to initiate, defend and conduct proceedings made by or against it relating to the Updated Software and may at its sole discretion decide what action (if any) to take in respect of any infringement or alleged infringement of the Updated Software or any other claim or counterclaim brought by or threatened against it in respect of the use of the Updated Software.

6.	If either of SSII or IOEL (the “Requesting Limited Partner”) is involved in any matter or proceedings relating to the infringement or alleged infringement of the Updated Software, the other (the “Recipient Limited Partner”) shall, if necessary and at the request of the Requesting Limited Partner, join either as a co-plaintiff or as defendant (if available under the applicable law) in and otherwise provide any reasonable assistance which may be requested by the Requesting Limited Partner in such action, claim or proceedings subject to the Recipient Limited Partner being indemnified by the Requesting Limited Partner in respect of all costs, expenses or other liabilities which it may reasonably incur as a result of such assistance to the Requesting Limited Partner. Any award of damages pursuant to any such action, claim or proceedings shall be retained by the Requesting Limited Partner.

7.	Each of SSII or IOEL shall at the request and cost of the other, execute all such further documents and do all such further acts as reasonably required to give effect to the Assignment and the terms set out in this schedule 4.

8.	If either of SSII or IOEL sells the Updated Software or any part thereof to any third party on or after termination of this agreement, it shall notify the buyer that the sale is subject to the co-ownership of the other Limited Partner.

9.	Each of SSII or IOEL (an “Indemnifying Limited Partner”) agrees to indemnify the other (the “Indemnified Limited Partner”) against any and all liabilities, losses, damage, costs, legal costs and other reasonable expenses of any nature whatsoever incurred or suffered by the Indemnified Limited Partner whether direct or consequential (including but without limitation any economic loss or other loss of profits, business or goodwill) arising out of any dispute or contractual, tortious or other claims or proceedings brought against the Indemnified Limited Partner by a third party alleging that use by the Indemnifying Limited Partner of the Updated Software or and modifications, enhancements or adaptations of the Updated Software infringes its Intellectual Property rights provided always that:

(a)	the Indemnified Limited Partner must give written notice to the Indemnifying Limited Partner of any claims or proceedings forthwith following receipt of the same;

(b)	the Indemnified Limited Partner must make no admission of liability and must give the Indemnifying Limited Partner sole authority to defend or settle such claims or proceedings at the Indemnifying Limited Partner’s cost and expense;

(c)	the Indemnified Limited Partner must give the Indemnifying Limited Partner all reasonable assistance in connection with any such claims or proceedings at the Indemnifying Limited Partner’s cost and expense.

10.	If SSII or IOEL (the “Notifying Limited Partner”) wishes to register any Intellectual Property in the Updated Software, it shall notify and invite the other (the “Invited Limited Partner”) to file and prosecute the application for the relevant registration jointly. If the Invited Limited Partner accepts this invitation, the application shall be filed jointly and all related costs shared equally between the parties. If the Invited Limited Partner declines or fails to respond to the invitation within 14 days from receipt of the notice from the Notifying Limited Partner, the Notifying Limited Partner shall have the right to file the application in its own name. Any application filed by the Notifying Limited Partner in its sole name shall not affect the right of the Invited Limited Partner under this schedule. Notwithstanding whether the Invited Limited Partner accepted or rejected the invitation, it shall at the request of the Notifying Limited Partner, execute all such documents and do all such acts as reasonably requested by the Notifying Limited Partner to assist the Notifying Limited Partner with it application, provided that any such assistance shall be at the Notifying Limited Partner’s cost if the application is filed in its sole name.

Executed as a deed by Internet Opportunity Entertainment Limited acting by a director and its secretary/ two directors:	) ) ) )
Director Director/Secretary
Executed as a deed by Starnet Systems International Inc. acting by a director and its secretary/ two directors:	) ) ) )
Director Director/Secretary
Executed as a deed by GWLADYS STREET LIMITED acting by its authorised signatory:	) ) ) )
Director Authorised Signatory
Executed as a deed by BULLEN ROAD LP. acting by an authorised representative of the General Partner:	) ) ) )
Director Authorised Signatory